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                          [LETTERHEAD OF MIZAR, INC.]

(972) 277-4600



                                                 March 9, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Securities Act Filing Desk

       Re:  Mizar, Inc.
            Registration Statement on Form S-4 (File No. 333-42223)

Ladies and Gentlemen:

       On behalf of Mizar, Inc. (the "Company"), I hereby request that the Company's Registration Statement on Form S-4 (File No. 333-42223), originally filed on December 15, 1997, (as amended, the "Registration Statement"), be withdrawn. The Registration Statement was filed in connection with the issuance of shares of common stock of Mizar pursuant to its acquisition of the capital stock of a foreign private company from shareholders residing outside of the United States, and it also included the proxy statement for Mizar's annual meeting. Although Mizar still intends to consummate the subject transaction, Mizar has decided to issue such common stock using an applicable exemption under Regulation S of the Securities Act of 1933, as amended (the "Securities Act"), rather than pursuing registration of such securities under the Securities Act at this time. Mizar intends to file new proxy materials as soon as practicable.

       No shares of Mizar's common stock were sold using the Registration Statement or the proxy statement/prospectus contained therein.

       Please call me if you have any questions or if I may be of any further assistance.

                                     Sincerely,

                                     /s/ CHARLES D. BROCKENBUSH

                                     Charles D. Brockenbush
                                     Vice President - Finance

cc:    Bruce H. Hallett, Esq.
       Mark Shuman (Mail Stop 4-6)
       Charles Lynch (Mail Stop 4-6)